Exhibit 95
MINE SAFETY DISCLOSURE
We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 19 and 10 inspections at 15 and 10 of our mines during the three months ended September 30, 2017 and 2016, respectively. There were no reportable citations or orders following 18 and 10 of those inspections during the three months ended September 30, 2017 and 2016, respectively.
The chart below contains information regarding certain mining safety and health citations or orders that MSHA issued during the three months ended September 30, 2017 and 2016 associated with our mining operations.

	Three Months Ended September 30,
Name of Mine	2017	2016
Bee Rock Quarry	1	—
Bradshaw	2	1
Capay Plant Facility	1	—
Coalinga	—	1
Conrock	—	1
Felton Quarry	2	—
Hwy 175	1	—
N50	2	—
Rosemary	2	—
Vernalis	—	3
Walker Pit	1	1
Whatcom Portable Mill	2	—
Total	14	7
With respect to the information in the above table, it should be noted that: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process may be reduced in severity and amount or dismissed.
During the three months ended September 30, 2017 and 2016, with respect to our mines:

•	MSHA did not issue any orders requiring persons to be withdrawn from the areas affected by the alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.

•	MSHA did not issue any citations or orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.

•	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act.

•	MSHA issued one imminent danger order requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act.

•	We did not experience any mining-related fatalities.

•
We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

•
There was one legal action as of September 30, 2017 and none as of September 30, 2016 that were contests of citations and orders referenced in Subpart B of 29 CFR Part 2700 pending before the federal Mine Safety & Health Review Commission. There were no such legal actions instituted during the three months ended September 30, 2017 and 2016. There was one such legal action resolved during the three months ended September 30, 2017.

•	Proposed assessments from the MSHA during the three months ended September 30, 2017 and 2016 were less than two thousand dollars.